UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Emmis Communications Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

291525103

(CUSIP Number)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Arnold Jacobs, Esq.

Proskauer Rose LLP

1585 Broadway

New York NY 10036

(212) 969-3000

September 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291525103
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Third Point LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 783,379 (1)
	9	Sole dispositive power
	10	Shared dispositive power 783,379 (1)
11	Aggregate amount beneficially owned by each reporting person 783,379 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3% (1)
14	Type of reporting person (see instructions) OO

(1)	Reporting Person beneficially owns 321,057 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 783,379 shares of Class A common stock.

CUSIP No. 291525103
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Loeb
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 783,379 (1)
	9	Sole dispositive power
	10	Shared dispositive power 783,379 (1)
11	Aggregate amount beneficially owned by each reporting person 783,379 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3% (1)
14	Type of reporting person (see instructions) IN

(1)	Reporting Person beneficially owns 321,057 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 783,379 shares of Class A common stock.

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 13, 2010 with respect to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN, 46204.

This Amendment No. 1 is being filed by Third Point LLC (the “Management Company”) and Daniel S. Loeb (“Mr. Loeb” and together with the Management Company, the “Reporting Persons”).

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

Item 4.	Purpose of Transaction

On September 30, 2010, the lock-up agreement signed on July 9, 2010 (the “Lock-Up Agreement”) by the Management Company, Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the “Locked-Up Holders”) expired according to its terms. With the expiration of the Lock-Up Agreement, the Management Company may no longer be deemed to be a member of a group with the other Locked-Up Holders within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons acquired and continue to hold the shares reported herein for investment purposes. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Management Company may cause the sale of all or part of the Class A Common Stock held by the Third Point Funds, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

The Reporting Persons have determined that they currently expect their holdings and any future acquisitions of shares of Class A Common Stock are and will be held in the ordinary course of their business, and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as participants in any transaction having such purpose or effect. As a result, the Reporting Persons will henceforth be filing reports regarding their holdings of the Common Stock on Schedule 13G, in accordance with the rules promulgated by the Securities and Exchange Commission pursuant to the Exchange Act.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated January 5, 2009, that was previously filed with the SEC on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Depomed, Inc. and that is incorporated herein by reference.

2. Joint Filing Agreement, dated as of October 4, 2010, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: October 4, 2010	THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

/S/ WILLIAM SONG
	Name:	William Song
	Title:	Attorney-in-Fact

DANIEL S. LOEB

/S/ WILLIAM SONG
	Name:	William Song
	Title:	Attorney-in-Fact

EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person or entity knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 4, 2010	THIRD POINT LLC
By: Daniel S. Loeb, Chief Executive Officer

/s/ William Song
	Name:	William Song
	Title:	Attorney-in-Fact

DANIEL S. LOEB

/s/ William Song
	Name:	William Song
	Title:	Attorney-in-Fact